UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

     [ ]    Merger

     [X]    Liquidation

     [ ]    Abandonment of Registration

     [ ]    Election of status as a Business Development Company

2.   Name of fund:

     First Trust Tax-Advantaged Preferred Income Fund (the "Fund")

3.   Securities and Exchange Commission File No.:

     811-21876

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

     [X]    Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     120 East Liberty Drive
     Suite 400
     Wheaton, Illinois 60187

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Morrison Warren
     Chapman and Cutler LLP
     111 West Monroe Street
     Chicago, Illinois 60603
     (312) 845-3484


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7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     First Trust Advisors L.P.
     120 East Liberty Drive
     Suite 400
     Wheaton, Illinois 60187
     (630) 765-8000

8.   Classification of fund (check only one):

     [X]    Management company;

     [ ]    Unit investment trust; or

     [ ]    Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ ]    Open-end       [X]    Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     First Trust Advisors L.P. (Adviser)
     120 East Liberty Drive
     Suite 400
     Wheaton, Illinois 60187

     Stonebridge Advisors, LLC (Sub-Adviser)
     187 Danbury Road
     Wilton, CT  06897

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     RBC Capital Markets Corporation (lead manager)
     One Liberty Plaza
     165 Broadway
     New York, NY  10006-1404

     Ferris, Baker Watts, Incorporated
     KeyBanc Capital Markets, a division of McDonald Investments Inc.



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     Stifel, Nicolaus & Company, Incorporated
     Wedbush Morgan Securities Inc.
     Wells Fargo Securities, LLC
     Oppenheimer & Co. Inc.
     Axiom Partners Inc.
     Morgan Keegan & Company, Inc.
     Synovus Securities, Inc.
     GunnAllen Financial, Inc.
     Ryan Beck & Co., Inc.
     J.B. Hanauer & Co.
     M.L. Stern & Co., LLC
     Newbridge Securities Inc.
     Robert W. Baird & Co. Incorporated
     Crowell, Weedon & Co.
     Dominick & Dominick LLC
     Johnston, Lemon & Co. Incorporated
     Piper Jaffray & Co.
     Southwest Securities, Inc.
     BB&T Capital Markets, a division of Scott & Stringfellow, Inc. Brookstreet Securities Corporation
     D.A. Davidson & Co. Inc.
     E*TRADE Securities, Inc.
     David A. Noyes & Company
     Regal Securities Inc.
     Sanders Morris Harris Group Inc.
     Stone & Youngberg LLC
     SunTrust Capital Markets, Inc.

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)    Depositor's name(s) and address(es): Not Applicable

     (b)    Trustee's name(s) and address(es): Not Applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]    Yes        [X]    No

     If Yes, for each UIT state:
            Name(s):

            File No.: 811-________

            Business Address:


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15.  (a)    Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]    Yes        [ ]     No

                  If Yes, state the date on which the board vote took place:

                  June 1, 2009

                  If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]      Yes      [X]    No

            If Yes, state the date on which the shareholder vote took place:

                  If No explain:

                  Pursuant to Section 802 of the Fund's Declaration of Trust, the Fund could be terminated at any time by the Trustees of the Fund by written notice to the shareholders of the Fund, and such actions were taken.

II.      DISTRIBUTIONS TO SHAREHOLDERS:

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X] Yes          [ ]      No

     (a) If Yes, list the date(s) on which the fund made those distributions:

            July 30, 2009

     (b)    Were the distributions made on the basis of net assets?

            [X] Yes          [ ]     No

     (c)    Were the distributions made pro rata based on share ownership?

            [X] Yes          [ ]     No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:



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     (e)    Liquidations only:
            Were any distributions to shareholders made in kind?

            [ ]      Yes     [X]    No

            If Yes, indicate the percentage of fund shares owned by
             affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

            [X] Yes          [ ]      No

            If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

            Payment was made on the senior securities at their liquidation preference amounts per share in accordance with their terms, and the remaining assets were distributed to the common shareholders.

18.  Has the fund distributed all of its assets to the fund's shareholders?

            [X] Yes          [ ]      No

            If No,

            (a) How many shareholders does the fund have as of the date this form is filed?

            (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]     Yes      [X]    No

     If Yes, describe briefly the plan (if any) for distributing to, or preserving the interests of, those shareholders:


III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]      Yes      [X]    No

     If Yes,
            (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:


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            (b) Why has the fund retained the remaining assets?

            (c) Will the remaining assets be invested in securities?

                [ ]      Yes      [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]      Yes      [X]    No

     If Yes,
            (a) Describe the type and amount of each debt or other liability:

            (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a) List the expenses incurred in connection with the Merger or
         Liquidation:

                  (i)   Legal expenses:                                  $55,889

                  (ii)  Accounting expenses:                                  $0

                  (iii) Other expenses (list and identify separately):

                        Press Releases:                                     $333

                        Printing and mailing:                             $1,167

                  (iv)  Total expenses (sum of lines (i) - (iii) above): $57,389

     (b) How were those expenses allocated?

              Expenses were 100% allocated to the Fund.

     (c) Who paid those expenses?

              All expenses were paid by the Fund.

     (d) How did the fund pay for unamortized expenses (if any)?

                  Not Applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]      Yes      [X]    No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.       CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

         [ ]      Yes      [X]    No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]      Yes      [X]    No

         If Yes, describe the nature and extent of those activities:


V1.      MERGERS ONLY

26.  (a) State the name of the fund surviving the Merger:

         Not applicable.

     (b) State the Investment Company Act file number of the fund surviving the Merger: 811-____________

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.






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                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of First Trust Tax-Advantaged Preferred Income Fund, (ii) he is the President of First Trust Tax-Advantaged Preferred Income Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                           FIRST TRUST TAX-ADVANTAGED PREFERRED
                                              INCOME FUND



                                           By  /s/ James A. Bowen
                                               ------------------------------
                                               James A. Bowen
                                               President